SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Inland Real Estate Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

457461200

(CUSIP Number)

Roberta S. Matlin

Director and Senior Vice President

Inland Real Estate Investment Corporation

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

August 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457461200

1)	Names of Reporting Person: Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions): OO, PF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 1,771,238

	8)	Shared Voting Power: 9,281,732(1)

	9)	Sole Dispositive Power: 4,325

	10)	Shared Dispositive Power: 12,181,343(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,185,668(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13)	Percent of Class Represented by Amount in Row (11): 13.7%(2)

14)	Type of Reporting Person (See Instructions): HC, IN

(1)  The number of shares reported as beneficially owned is as of January 17, 2012.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of clients that own shares of the Issuer’s common stock.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2)  The percentage is calculated based on a total of 88,941,630 of the Issuer’s shares of common stock, outstanding as of November 8, 2011.

CUSIP No. 457461200

1)	Names of Reporting Person: The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions): OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 9,246,392(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 12,181,343(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,181,343(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13)	Percent of Class Represented by Amount in Row (11): 13.7%(2)

14)	Type of Reporting Person (See Instructions): CO, HC

(1)  The number of shares reported as beneficially owned is as of January 17, 2012.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of clients that own shares of the Issuer’s common stock.

(2)  The percentage is calculated based on a total of 88,941,630 of the Issuer’s shares of common stock, outstanding as of November 8, 2011.

CUSIP No. 457461200

1)	Names of Reporting Person: Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions): OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 7,764,648(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 11,969,198(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,969,198(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13)	Percent of Class Represented by Amount in Row (11): 13.5%(2)

14)	Type of Reporting Person (See Instructions): CO, HC

(1)  The number of shares reported as beneficially owned is as of January 17, 2012.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corporation, through its management of the discretionary accounts of clients that own shares of the Issuer’s common stock.

(2)  The percentage is calculated based on a total of 88,941,630 of the Issuer’s shares of common stock, outstanding as of November 8, 2011.

CUSIP No. 457461200

1)	Names of Reporting Person: Inland Investment Stock Holding Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions): OO, WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 7,212,117(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 7,212,117(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,212,117(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13)	Percent of Class Represented by Amount in Row (11): 8.1%(2)

14)	Type of Reporting Person (See Instructions): CO

(1)  The number of shares reported as beneficially owned is as of January 17, 2012.

(2)  The percentage is calculated based on a total of 88,941,630 of the Issuer’s shares of common stock, outstanding as of November 8, 2011.

v

CUSIP No. 457461200

1)	Names of Reporting Person: Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions): OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6)	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 415,420(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 4,619,971(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,971(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13)	Percent of Class Represented by Amount in Row (11): 5.2%(2)

14)	Type of Reporting Person (See Instructions): CO

(1)  The number of shares reported as beneficially owned is as of January 17, 2012.  This number includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of clients that own shares of the Issuer’s common stock.

(2)  The percentage is calculated based on a total of 88,941,630 of the Issuer’s shares of common stock, outstanding as of November 8, 2011.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by Daniel L. Goodwin, The Inland Group, Inc., Inland Real Estate Investment Corporation and Inland Investment Stock Holding Corporation with the SEC on February 6, 2009 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on June 9, 2009, Amendment No. 2 filed with the SEC on June 7, 2010 and this Amendment No. 3, the “Schedule 13D”), in connection with the addition of Inland Investment Advisors, Inc. as a reporting person, an increase in beneficial ownership of the Reporting Persons, the continued pledge of Shares beneficially owned by certain of the Reporting Persons and the modification of the agreements governing the pledges.  Capitalized terms used in this Amendment No. 3 without being defined herein have the meanings given to them in the Initial Statement or one of the previous amendments, as applicable.

Item 2.                    Identity and Background

Item 2 is hereby amended and supplemented by the addition of the following information:

(a)                                  Inland Investment Advisors, Inc. (“Adviser”)

(b)                                 State of Incorporation:  Illinois

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business: Adviser purchases, sells, exchanges and otherwise trades in securities and places orders for the execution of transactions with or through brokers or dealers.  Adviser selects, renders, furnishes and provides advice and analyses regarding securities on behalf of its clients.

(d)                                 Adviser has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Adviser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Adviser none of the executive officers and directors of Adviser has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix D filed with this Schedule 13D for Identity and Background items 2(a), (b), (c) and (f) of each of the executive officers and directors of Adviser, which information is incorporated by reference into this Item 2.

Mr. Goodwin, TIGI, IREIC, IISHC and Adviser collectively are referred to herein as the “Reporting Persons.”

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following information:

Pursuant to an Advisory Agreement, Adviser has purchased on behalf of Mr. Goodwin and his wife a total of 452,144 Shares for an aggregate price of approximately $3,786,890 from June 3, 2010 through January 17, 2012.  Mr. Goodwin and his wife used personal funds or brokerage account margin loans as the source of consideration for the purchases.  During the same period, Mr. Goodwin purchased approximately 158,956 Shares pursuant to distribution reinvestment plans for an aggregate price of approximately $1,306,845.  In addition, a wholly owned subsidiary of TIGI which is not a Reporting Person acquired approximately 21,006 Shares pursuant to a distribution reinvestment plan for an aggregate price of approximately $170,525.  Mr. Goodwin also acquired 120,000 Shares for an aggregate price of $1,200,000 as a result of the exercise of put options written by Mr. Goodwin.  Mr. Goodwin used personal funds as the source of consideration for the purchases.

Pursuant to Advisory Agreements, Adviser has purchased on behalf of various Adviser Clients who are not Reporting Persons a total of 399,614 Shares for an aggregate price of approximately $3,579,495 from June 3, 2010 through January 17, 2012.  The Adviser Clients used their respective working capital, personal funds or brokerage account margin loans as the source of consideration for the purchases.  During the same time period, one Adviser Client who is not a Reporting Person purchased approximately 125,554 Shares pursuant to a distribution reinvestment plan for an aggregate price of approximately $1,034,853.  In addition, this Adviser Client purchased 5,000 Shares for an aggregate price of $50,000 as a result of the exercise of a put option written by the Adviser Client.  The Adviser Client used working capital as the source of consideration for the purchase.

Item 5.                    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety:

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)           During the past 60 days, Mr. Goodwin effected the following Share transactions, each pursuant to a distribution reinvestment plan:

Date	Type of Transaction	No. of Shares	Price Per Share
01/17/12	Buy	10,737	$7.77
12/19/11	Buy	11,429	$7.25

During the past 60 days, an Adviser Client who is not a Reporting Person effected the following Share transactions, each pursuant to a distribution reinvestment plan:

Date	Type of Transaction	No. of Shares	Price Per Share
01/17/12	Buy	7,715	$7.77
12/19/11	Buy	8,212	$7.25

During the past 60 days, a wholly owned subsidiary of TIGI which is not a Reporting Person effected the following Share transaction pursuant to a distribution reinvestment plan:

Date	Type of Transaction	No. of Shares	Price Per Share
12/19/11	Buy	1,308	$7.33

During the past 60 days, no Share transactions have been effected for the accounts of TIGI, IREIC, IISHC or Adviser.  To the knowledge of TIGI, IREIC, IISHC and Adviser, respectively, none of their executive officers and directors has effected any transactions in Shares of the Company in the last 60 days, with the exception of the transactions reported by Mr. Goodwin in this Amendment No. 3.

(d)                                 None.

(e)                                  Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The Adviser purchased the Shares for the accounts of its clients, respectively, pursuant to the terms of the client’s corresponding Advisory Agreement.  The Advisory Agreements provide that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts that each of Mr. Goodwin, TIGI, IREIC and Adviser’s other clients that own Shares (collectively, the “Adviser Clients” and each individually, an “Adviser Client”) maintains with Adviser, subject to certain investment guidelines that the Adviser Clients may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice. The Advisory Agreements with Mr. Goodwin, TIGI and certain Adviser Clients who are not Reporting Persons (the “Non-Voting Advisory Agreements”) provide that the Adviser Client retains all rights to vote, tender or direct the voting or tendering of Shares held in the accounts of that Adviser Client, and that the Adviser may take only non-discretionary actions on behalf of that Adviser Client with respect to voting or tendering Shares.  All other Advisory Agreements (the “Voting Advisory Agreements”) provide that the Adviser has the power as an Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of that Adviser Client.  Forms of Voting Advisory Agreement and Non-Voting Advisory Agreement are attached hereto as Exhibit 7.1 and Exhibit 7.2, respectively.

An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that Adviser manages within the respective investment guidelines provided to it by its clients, including Mr. Goodwin and the other Adviser Clients.  Mr. Goodwin, Mr. Robert D. Parks and Ms. Roberta S. Matlin are the members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Because there is no written or other express agreement between or among Mr. Goodwin, TIGI, IREIC, IISHC or any of the other Adviser Clients to acquire, hold, vote or dispose of Shares, and because the services provided by investment advisers to clients generally do not create such an agreement between or among that adviser and its clients, the Reporting Persons, in accordance with instruction (2) to the cover page of Schedule 13D, do not affirm that they are part of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Section 13(d)”); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant to the rules promulgated under Section 13(d), including Rule 13d-1(k).

Except for standardized option contracts on Shares that Mr. Goodwin and subsidiaries of TIGI may write or acquire from time to time, and except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.  Profits and losses on option contracts into which Mr. Goodwin or a TIGI subsidiary enter may be wholly or partially dependent on the market value of the Shares.

Mr. Goodwin participates in the Company’s 2005 Equity Award Plan, under which the Company’s officers, directors and other employees are eligible to receive incentive compensation awards payable in the form of restricted stock or options to purchase Shares.  The 2005 Equity Award Plan is included as Exhibit 7.3 to this Schedule 13D.

Pursuant to a waiver entered into by the Company and Mr. Goodwin, the Company has agreed to increase the limitation in its charter on Beneficial Ownership (as that term is defined in the Company’s charter) to 10.7% with respect to Mr. Goodwin’s ownership of Shares and 15% with respect to the ownership of Shares by TIGI and its affiliates.  As inducement for this waiver, Mr. Goodwin has entered into a lock-up agreement, which provides that without the prior written consent of the Company, Mr. Goodwin will not, subject to certain exceptions, during the period of one year from the date of each purchase of any Shares acquired pursuant to the waiver: (1) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Shares or such other securities, in cash or otherwise.  The lock-up agreement and waiver between the Company and Mr. Goodwin are attached as Exhibit 7.4 to this Schedule 13D.

The Reporting Persons share some common officers and directors.  Mr. Goodwin is a director of each of the Company, IREIC and TIGI, as well as other TIGI affiliates.  Mr. Goodwin is also the chairman, president and controlling shareholder of TIGI.  TIGI is the parent corporation of IREIC.  IREIC was the sponsor of the Company and is the corporate parent of IISHC and Adviser.  The Company engages in various transactions with certain of these affiliates of TIGI from time to time, and certain of these affiliates of TIGI provide services to the Company.  To the extent required by applicable securities laws, rules and regulations, these transactions and service agreements are disclosed by the Company in its periodic and current reports filed with the Securities and Exchange Commission.

Pursuant to that certain Fifth Amended and Restated Ownership Interests Pledge and Security Agreement dated August 31, 2010 among IREIC, IISHC, POC and Bank of America, N.A. (“BOA”) (the “Pledge Agreement”) and the corresponding Fourth Amended and Restated Credit Agreement dated August 30, 2010 among IREIC, BOA, Merrill Lynch, Pierce, Fenner & Smith Inc. and other Lenders (the “Credit Agreement”), each as amended by that certain First Modification of Credit Documents dated August 30, 2011 (the “Modification Agreement”), IISHC and POC have pledged 7,212,118 and 137,110 Shares, respectively, to BOA.

IISHC and POC pledged the Shares as collateral security for a $40 million secured revolving credit facility extended to IREIC, the corporate parent of both IISHC and POC.  The maturity date of this credit facility is August 30, 2012.  The Pledge Agreement, the corresponding Credit Agreement and the Modification Agreement are attached to this Schedule 13D as Exhibits 7.5, 7.6 and 7.7, respectively.

On June 17, 2010 and June 15, 2011, the Issuer awarded Mr. Goodwin options granting Mr. Goodwin the right, but not the obligation, to purchase from the Issuer 1,000 Shares at an exercise price of $8.36 per Share and 1,000 Shares at an exercise price of $8.76 per Share, respectively.  The options become exercisable on June 17, 2012 and June 15, 2013 and have an expiration date of June 17, 2020 and June 15, 2021, respectively.  The Shares underlying the options are not included in the beneficial ownership amounts for Mr. Goodwin reported on this Schedule 13D.

Item 7.                    Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number	Exhibit
7.1	Form of Advisory Agreement

7.2	Form of Non-Discretionary Advisory Agreement

7.3

2005 Equity Award Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated April 18, 2007, as filed by the Registrant with the Securities and Exchange Commission on April 23, 2007 (file number 001-32185)

7.4

Lock-Up Agreement, dated May 9, 2007, by and between Inland Real Estate Corporation and Daniel Goodwin; Waiver, dated September 5, 2008, by and between Inland Real Estate Corporation and Daniel Goodwin

7.5	Fifth Amended and Restated Ownership Interests Pledge and Security Agreement dated August 30, 2010

7.6	Fourth Amended and Restated Credit Agreement dated August 30, 2010

7.7	First Modification of Credit Documents dated August 30, 2011

7.8	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: February 10, 2012	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title::	President

Dated: February 10, 2012	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: February 10, 2012	INLAND INVESTMENT STOCK HOLDING COMPANY

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: February 10, 2012	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

General Note Regarding Appendices A — D

For purposes of Item 2(c) as it pertains to an executive officer or director of one of the Reporting Persons whose principal employer is Inland Real Estate Investment Corporation (“IREIC”) or The Inland Group, Inc. (“TIGI”), the principal business of each of those corporations is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.

Appendix D

Executive Officers and Directors of Adviser

Names and Titles of Adviser Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business Address; Citizenship
Brenda G. Gujral, Director and Vice President	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Roberta S. Matlin, Director and President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen